  EXHIBIT 99.1

November 8, 2018	News Release 18-17

Pretivm’s Board of Directors Appoints Robin Bienenstock as Director

Vancouver, British Columbia, November 8, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report that its Board of Directors (the “Board”) has appointed Robin Bienenstock as an independent director of the Company. Ms. Bienenstock has also been appointed as a member of the Board’s Corporate Governance and Nominating Committee and Compensation Committee.

Ms. Bienenstock is a founder and investment partner of RBMP Capital LLP, founded in London, United Kingdom in 2017, and was a partner at Marlin Sams Fund LP from 2014 until 2016. She was a senior research analyst at Sanford C. Bernstein & Co., LLC, Research Division from 2007 until 2014. Ms. Bienenstock has served as a non-executive director, and a member of the Audit Committee of Sunrise Communications Group AG, a Swiss telecommunications provider, since 2016. She has previously served as a member of the Supervisory Board, and a member of the Audit Committee, of Tele Columbus AG, a German cable provider, and as a director of Oi S.A., the largest telecommunications company in Brazil and South America. During her directorship at Oi S.A., Ms. Bienenstock chaired the committee responsible for internal audit, risks and contingencies. Ms. Bienenstock obtained a Master of Arts degree in International Economics and Management from SDA Bocconi in Milan in 1992 and a Bachelor of Arts degree in Politics, Philosophy and Economics from the University of Oxford in 1991.

Robert Quartermain, the Company’s Executive Chairman, commented, “We are pleased to welcome Robin to the Board. She enjoys the respect of the global investment community and her financial sector experience will complement the extensive skillset of Pretivm’s Board of Directors.”

About Pretivm

Pretivm is emerging as the premier low-cost intermediate gold producer with production at the high-grade underground Brucejack Mine in northern British Columbia now at steady state.

For further information contact:

Joseph Ovsenek President & CEO	Troy Shultz Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

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